

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2015

Jack Yun Ma
Chairman of Board of Directors
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

      Re: Alibaba Group Holding Limited
             Form 20-F for the Fiscal Year Ended March 31, 2015
             Filed June 25, 2015
             File No. 001-36614

Dear Mr. Ma:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Mara L. Ransom

                               Mara Ransom
                               Assistant Director
                               Office of Consumer Products

cc: Daniel Fertig